Exhibit 12
Calculation of Ratio of Earnings to Fixed Charges
Northern Oil and Gas, Inc.

	Year Ended December 31,
	2011		2012		2013		2014		2015
Earnings (Deficit) Before Income Taxes	$67,446,792		$115,286,396		$84,834,650		$263,112,945		$(1,177,778,745)
Add:
Fixed Charges	1,006,306		19,819,598		38,688,300		46,517,384		59,869,939
Subtract:
Capitalized Interest	405,984		5,929,473		5,976,981		4,409,544		1,506,172
Total Earnings (Deficit) Before Fixed Charges	68,047,114		129,176,521		117,545,969		305,220,785		(1,119,414,978)
Fixed Charges
Interest Expense	585,982		13,874,909		32,709,056		42,105,676		58,360,387
Capitalized Interest	405,984		5,929,473		5,976,981		4,409,544		1,506,172
Estimated Interest Component of Rent	14,340		15,216		2,263		2,164		3,380
Total Fixed Charges	1,006,306		19,819,598		38,688,300		46,517,384		59,869,939
Ratio of Earnings (Deficit) to Fixed Charges(1)	67.6	x	6.5	x	3.0	x	6.6	x	- (2)
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(1)	The Company had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.
(2)	Earnings were insufficient to cover fixed charges by approximately $1,237.6 million for the year ended December 31, 2015 due primarily to a non-cash impairment charge.